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                          October 7, 2021

       Martin Schroeter
       Chief Executive Officer
       Kyndryl Holdings, LLC
       One New Orchard Road
       Armonk, NY 10504

                                                        Re: Kyndryl Holdings,
LLC
                                                            Form 10-12B Filed
on September 28, 2021
                                                            File No. 001-40853

       Dear Mr. Schroeter:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

       Form 10-12B Filed on September 28, 2021

       Unaudited Pro Forma Condensed Combined Financial Statements Management Adjustments, page 47

   1.                                                   Please revise
Management   s Adjustments to quantify each Management Adjustment. For
                                                        example, your narrative
description suggests that there are both synergies and dis-
                                                        synergies, which should
be separately quantified. To the extent that more than one
                                                        Management Adjustment
depicts such synergies and dis-synergies, each should be
                                                        quantified separately.
For example, your narrative disclosure refers to zero-based
                                                        budgeting to determine
headcount and also suggests there are other types of costs and considerations inherent
in your synergies and dis-synergies. Further, please consider whether your
presentation complies with the requirement to provide the disclosure for each Management
Adjustment, including the material assumptions and limitations. Refer to Article
11-02(a)(7)(ii)(D) of Regulation S-X.
 Martin Schroeter
FirstName  LastNameMartin Schroeter
Kyndryl Holdings, LLC
Comapany
October    NameKyndryl Holdings, LLC
        7, 2021
October
Page 2 7, 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      John C. Kennedy